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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             METAL MANAGEMENT, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                            (State of Incorporation)

                         500 N. DEARBORN ST., SUITE 405
                               CHICAGO, ILLINOIS
                    (Address of principal executive offices)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]
                                   94-2835068
                      (I.R.S. Employer Identification No.)

                                     60610
                                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:
                                                                ________________
                                                        (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                              Title of Each Class
                              to be so Registered

                                     NONE.
                         Name of Each Exchange on Which
                         Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

 SERIES A WARRANTS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of Class)

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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The following summarizes all of the material terms and provisions of the capital stock of Metal Management, Inc., following our emergence from bankruptcy court protection under Chapter 11 of the United States Bankruptcy Code. Our emergence from bankruptcy court protection was effective on June 29, 2001, pursuant to the First Amended Joint Plan of Reorganization of Metal Management, Inc. and its Subsidiary Debtors, dated May 4, 2001.

     We have 52,000,000 shares of authorized capital stock, including 50,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share. Of the authorized shares of capital stock, the plan of reorganization provides for the issuance of 10,000,000 shares of common stock to certain classes of our creditors and to our former shareholders as of the effective date of the plan of reorganization. No shares of preferred stock were issued and outstanding as of the effective date of the plan of reorganization.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. Holders of shares of common stock have no preemptive, conversion, redemption, subscription or similar rights. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of any preferential amount due to the holders of shares of any series of preferred stock.

PREFERRED STOCK

     Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations prescribed by law and our plan of reorganization, and without further stockholder approval, to issue up to an aggregate of 2,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different voting powers, designations, powers, preferences and relative, participating, optional or other rights and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

     - number of shares to be issued;

     - dividend rights;

     - dividend rates;

     - right to convert the preferred shares into a different type of security;

     - voting rights attributable to the preferred shares;

     - rights and terms of redemption of the preferred shares (including sinking fund provisions); and

     - liquidation preferences of any wholly unissued series of preferred stock.

     If our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock could be designed to make it prohibitively expensive for any unwanted third party to make a bid for our shares. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As additional consideration under our plan of reorganization, we will issue to our former shareholders Series A warrants, which grant to the holders thereof the right to purchase an aggregate 750,000 shares of our common stock. The Series A warrants have a five-year term from the effective date of the plan of
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reorganization and a cash exercise price equal to the total amount of all allowed Class 6 claims pursuant to the plan of reorganization, as of the date we filed for bankruptcy court protection, divided by 10,000,000. All of the Series A warrants vested on the effective date of the plan of reorganization.

     In addition, pursuant to our management equity incentive plan that was adopted as of the effective date of the plan of reorganization, we will issue two additional series of warrants consisting of (i) Series B warrants, which grant the holders thereof the right to purchase an aggregate 1,000,000 shares of common stock, and (ii) Series C warrants, which grant the holders thereof the right to purchase an aggregate 500,000 shares of common stock. The Series B warrants have a five-year term from the effective date of the plan of reorganization and a cash exercise price equal to $6.50 per share. The Series C warrants have a seven-year term from the date of issuance and a cash exercise price equal to $12.00 per share. One-third of the Series B warrants vested on the effective date of the plan of reorganization, with the remaining two-thirds of the Series B warrants to vest ratably on the first and second anniversaries of the effective date. Once issued, one-third of the issued Series C warrants will vest on the date of their issuance, with the remaining two-thirds to vest ratably on the first and second anniversaries of the date of their issuance. Any Series B warrants and Series C warrants that do not vest will be forfeited by the recipient thereof and may be reallocated by our board of directors to then or future members of management.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

     Pursuant to our certificate of incorporation and by-laws, the size of our board of directors is to be established by resolution of the board of directors. Any director, or the entire board of directors, may be removed, with or without cause, by the affirmative vote of a majority the then outstanding shares of capital stock entitled to vote generally for the election of directors.

     Our by-laws also require a stockholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a stockholder meeting to give advance notice to the Secretary. The notice must be received not more than 120 days and not less than 90 days prior to the first anniversary date of the previous year's annual meeting. The notice provision will require a stockholder who desires to raise new business to provide us with certain information concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director will need to provide us with certain information concerning the nominee and the proposing stockholder.

     Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders. Our bylaws provide that special meetings may be called only by the chairman of the board, the chief executive officer, the president or the board of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directions or the approval of a merger, would have to wait for the next duly called stockholders meeting.

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     Our by-laws may be amended or repealed by the board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is LaSalle Bank National Association.

ITEM 2. EXHIBITS.

     A list of exhibits filed herewith or incorporated herein by reference is contained on the Exhibit Index which is incorporated herein by reference.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          METAL MANAGEMENT, INC.

                                          By:     /s/ ROBERT C. LARRY
                                          --------------------------------------
                                          Name: Robert C. Larry
                                          Its:    Executive Vice President
                                              and Chief Financial Officer

Date: August 23, 2001

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
  2.1      Disclosure Statement with respect to First Amended Joint
           Plan of Reorganization of Metal Management, Inc. and its
           Subsidiary Debtors, dated May 4, 2001 (incorporated by
           reference to Exhibit 2.1 of the Registrant's Annual Report on Form 10-K for the year ended March 31, 2001).
  3.1      Second Amended and Restated Certificate of Incorporation of
           the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the year
           ended March 31, 2001).
  3.2      Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Annual
           Report on Form 10-K for the year ended March 31, 2001).
  3.3      Specimen certificate evidencing the Common Stock of the
           Registrant.
  3.4      Specimen certificate evidencing the Series A Warrants of the
           Registrant.

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